# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Performant Healthcare, Inc., CIK 0001550695
CUSIP: 71377E105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 900 South Pine Island Road, Suite 150, Plantation, Florida (FL), 33324
Date of event which requires filing of this statement: 06/05/2025
Amends the filing with accession number 0001315863-20-000306
Filed by CIK 0001166152
Persons authorized to receive notices and communications: Phil Frohlich, 1924 South Utica Ave., Suite #1120, Tulsa, Oklahoma (OK), 74104-6429, (918) 747-3412

## Reporting persons
- Prescott Group Capital Management, L.L.C. (CIK 0001166152): type of reporting person: investment adviser (IA); citizenship or place of organization: Oklahoma (OK); source of funds: affiliate funds (AF); sole voting power 15,793,291; shared voting power 0; sole dispositive power 15,793,291; shared dispositive power 0; aggregate amount beneficially owned 15,793,291 (20.2% of the class)
- Prescott Group Aggressive Small Cap, L.P. (CIK 0001127428): type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,793,291; sole dispositive power 0; shared dispositive power 15,793,291; aggregate amount beneficially owned 15,793,291 (20.2% of the class)
- Prescott Group Aggressive Small Cap II, L.P. (CIK 0001279882): type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,793,291; sole dispositive power 0; shared dispositive power 15,793,291; aggregate amount beneficially owned 15,793,291 (20.2% of the class)
- Prescott Group Aggressive Small Cap Master Fund, G.P. (CIK 0001279880): type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); source of funds: working capital (WC); sole voting power 0; shared voting power 15,793,291; sole dispositive power 0; shared dispositive power 15,793,291; aggregate amount beneficially owned 15,793,291 (20.2% of the class)
- Phil Frohlich (CIK 0001127429): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 15,793,291; shared voting power 0; sole dispositive power 15,793,291; shared dispositive power 0; aggregate amount beneficially owned 15,793,291 (20.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Performant Healthcare, Inc.
Address of issuer's principal executive offices: 900 South Pine Island Road, Suite 150, Plantation, Florida (FL), 33324
Comment:
The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership ("Prescott Small Cap II", and, together with Prescott Small Cap, the "Small Cap Funds"), Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership ("Master Fund") and Phil Frohlich, the principal of Prescott Capital, relating to Common Stock, par value $0.0001 per share (the "Common Stock"), of Performant Healthcare, Inc. (f/k/a Performant Financial Corporation), a Delaware corporation (the "Issuer") on March 26, 2020, as amended by Amendment No. 1 filed on October 26, 2020, Amendment No. 2 filed on June 4, 2021, Amendment No. 3 filed on October 7, 2021, Amendment No. 4 filed on January 25, 2022, and Amendment No. 5 filed on March 20, 2023.

This Amendment No. 6 relates to shares of Common Stock of the Issuer held in the account of the Master Fund, of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner and investment manager of the Small Cap Funds and may direct the Small Cap Funds, the general partners of the Master Fund, to direct the vote and disposition of the 15,793,291 shares of Common Stock held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 15,793,291 shares of Common Stock held by the Master Fund.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is amended and restated as follows:

As of June 9, 2025, the Master Fund had invested $25,494,418.84 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of the Master Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 5, 2025, Prescott Capital entered into a confidentiality agreement with the Issuer (the "Confidentiality Agreement"), dated as of June 4, 2025, pursuant to which the Issuer agreed to provide certain information in connection with Prescott Capital's evaluation of the Issuer's current and proposed business operations. In addition, the Confidentiality Agreement places certain "standstill" obligations (the "Standstill") on Prescott Capital and its affiliates for a period of 12 months from the date of the Confidentiality Agreement. Pursuant to the Standstill, unless specifically invited in writing by the Issuer's Board of Directors (the "Board"), Prescott Capital, for itself and its affiliates agreed not to: (i) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, alone or in concert with others, any direct or indirect beneficial interest in any voting securities of the Issuer or any rights, warrants or options to acquire, or securities convertible into or exchangeable for voting securities of the Issuer; (ii) make, or in any way participate in, any solicitation of proxies of the Issuer or seek to influence the vote of any Issuer securities; (iii) form, join or participate in a "group" with respect to voting securities of the Issuer; (iv) acquire, offer to acquire or agree to acquire, alone or in concert with others, any assets of the Issuer or any of its subsidiaries or rights, warrants or options to acquire assets of the Issuer or any of its subsidiaries except in the ordinary course of business; (v) arrange, or in any way participate, directly or indirectly, in any financing for the purchase of any voting securities or securities convertible or exchangeable into or exercisable for any voting securities of the Issuer or assets of the Issuer or any of its subsidiaries; (vi) propose, either alone or in concert with others, to the Issuer or any of its affiliates or any of their respective shareholders or unitholders any merger, business combination, consolidation, sale, restructuring, reorganization, recapitalization or other transaction involving the Issuer or otherwise seek, alone or in concert with others, to control, change or influence the management of the Board or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the shareholders of the Issuer or any of its affiliates; (vii) make any request or proposal to amend, waive or terminate any provisions of the Standstill; or (viii) announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited by the Standstill. The Standstill would also terminate if the Issuer enters into a definitive agreement pursuant to which any person or group would acquire beneficial ownership of a majority of the Issuer's outstanding voting securities or all or a majority of the Issuer's assets or the Issuer announces its intention to enter into such a definitive agreement with any person or group.

The Confidentiality Agreement may be terminated at any time by either party by written notice to the other party. Upon any such termination, all rights, restrictions and obligations under the Confidentiality Agreement will remain in force and effect for a period of six months following the date upon which notice of termination is delivered.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. Subject to the limitations of the terms of the Confidentiality Agreement, these actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 78,308,640 shares of Common Stock outstanding as of May 8, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.

As of 9:00 a.m., New York City time, on June 9, 2025, the Master Fund directly held and beneficially owned 15,793,291 shares of Common Stock, representing approximately 20.2% of the outstanding Common Stock. As general partners of the Master Fund, the Small Cap Funds may be deemed to beneficially own the shares of Common Stock held by the Master Fund. As the general partner of the Small Cap Funds, Prescott Capital may also be deemed to beneficially own the shares of Common Stock held by the Master Fund. As managing member of Prescott Capital, Phil Frohlich may be deemed to beneficially own the shares of Common Stock held by the Master Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions by the Reporting Persons in the class of securities reported on that were effected within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The Confidentiality Agreement is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Confidentiality Agreement, dated June 4, 2025, by and among Performant Healthcare, Inc. and Prescott Group Capital Management, LLC.

## Signatures
- Prescott Group Capital Management, L.L.C.: /s/ Phil Frohlich, Phil Frohlich / Managing Member (06/09/2025)
- Prescott Group Aggressive Small Cap, L.P.: /s/ Phil Frohlich, Phil Frohlich / Managing Member of Prescott Group Capital Management, L.L.C., its general partner (06/09/2025)
- Prescott Group Aggressive Small Cap II, L.P.: /s/ Phil Frohlich, Phil Frohlich / Managing Member of Prescott Group Capital Management, L.L.C., its general partner (06/09/2025)
- Prescott Group Aggressive Small Cap Master Fund, G.P.: /s/ Phil Frohlich, See Comments (06/09/2025)
- Phil Frohlich: /s/ Phil Frohlich, Phil Frohlich / Self (06/09/2025)
Comment: Phil Frohlich / Managing Member of Prescott Group Capital Management, L.L.C., the general partner of Prescott Group Aggressive Small Cap II, L.P., and the general partner of
Prescott Group Aggressive Small Cap, L.P.